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Exhibit 99.1

August 31, 2012

Dear Shareholder:

        You are cordially invited to attend the 2012 annual meeting of shareholders of UTStarcom Holdings Corp., a Cayman Islands company (the "Company"), to be held at the Company's offices located at 52.2 Building, BDA International Enterprise Avenue, No. 2 Jingyuan North Street, Daxing District, Beijing, P.R. China, 100176, on Friday, September 28, 2012 at 1:00 p.m., local time. Enclosed are a notice of annual meeting of shareholders, a proxy statement describing the business to be transacted at the meeting and a proxy card for use in voting at the meeting.

        At the annual meeting, you will be asked to vote on the important matters described in detail in the notice of annual meeting of shareholders and proxy statement accompanying this letter. You will also have an opportunity to ask questions and receive information about the Company's business.

        Included with the proxy statement is a copy of the Company's annual report on Form 20-F (the "Annual Report"). The Company has filed its annual report on Form 20-F for the fiscal year ended December 31, 2011 (the "Annual Report") with the U.S. Securities and Exchange Commission (the "Commission"). A copy of the Annual Report is available free of charge at http://utstarcom.investorroom.com/index.php?s=127. You can also access the Annual Report at the Commission's website at www.sec.gov. We encourage you to read the Annual Report. It includes information on the Company's operations, as well as the Company's audited financial statements.

        On June 24, 2011, the Company effected a merger to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation, pursuant to which UTStarcom, Inc. became a wholly-owned subsidiary of the Company. As a result of the merger, the Company now qualifies as a "foreign private issuer" under the rules and regulations of the Commission and is exempt from certain rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that would otherwise apply to the Company if it were a company incorporated in the United States and did not meet the other conditions to qualify as a foreign private issuer. One of the exemptions provides that the Company is not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, such as preparing and delivering the accompanying notice of annual meeting of shareholders and proxy statement. However, the Board of Directors of the Company has elected to provide this information to you in connection with the 2012 annual meeting of shareholders as a matter of good corporate practice. The Board of Directors will determine whether to provide this or similar information to you in connection with any subsequent annual meeting of shareholders prior to such meetings.

        Please take this opportunity to participate in the affairs of the Company by voting on the business to come before this meeting. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, YOU ARE URGED TO SUBMIT YOUR PROXY AND VOTING INSTRUCTIONS OVER THE INTERNET, OR COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING.

        We look forward to seeing you at the meeting.

                      Sincerely,

                      William Wong
                       Chief Operating Officer

 UTSTARCOM HOLDINGS CORP.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
to be held September 28, 2012

To our Shareholders:

        NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the "Annual Meeting") of UTStarcom Holdings Corp. (the "Company") will be held on Friday, September 28, 2012 at 1:00 p.m., local time, at the Company's offices located at 52.2 Building, BDA International Enterprise Avenue, No. 2 Jingyuan North Street, Daxing District, Beijing, P.R. China, 100176, for the following purposes:

  1.
  To elect Tianruo Pu as a Class I director to serve for a term expiring on the date on which the Company's annual meeting of shareholders is held in the year 2013, Hong Liang Lu as a Class III director to serve for a term expiring on the date on which the Company's annual meeting of shareholders is held in the year 2015 and, if the IPTV Divestiture has closed prior to the meeting, to elect William Wong as a Class II director to serve for a term expiring on the date on which the Company's annual meeting of shareholders is held in the year 2014;

  2.
  To ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012; and

  3.
  To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

        The foregoing items of business are more fully described in the proxy statement accompanying this notice. Only shareholders of record at the close of business on August 24, 2012 are entitled to notice of, and to vote at, the Annual Meeting.

        All shareholders are cordially invited to attend the Annual Meeting in person. However, to assure your representation at the Annual Meeting, you are urged to submit your proxy and voting instructions over the Internet, or complete, sign, date and return the enclosed proxy card as promptly as possible in the postage-paid envelope enclosed for that purpose. Any shareholder of record attending the Annual Meeting may vote in person even if he or she returned a proxy.

        On June 24, 2011, the Company effected a merger to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation, pursuant to which UTStarcom, Inc. became a wholly-owned subsidiary of the Company. As a result of the merger, the Company now qualifies as a "foreign private issuer" under the rules and regulations of the U.S. Securities and Exchange Commission and is exempt from certain rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that would otherwise apply to the Company if it were a company incorporated in the United States and did not meet the other conditions to qualify as a foreign private issuer. One of the exemptions provides that the Company is not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, such as preparing and delivering this notice of annual meeting of shareholders and the accompanying proxy statement. However, the Board of Directors of the Company has elected to provide this information to you in connection with the Annual Meeting as a matter of good corporate practice. The Board of Directors will determine whether to provide this or similar information to you in connection with any subsequent annual meeting of shareholders prior to such meetings.

        On July 27, 2012, the Company announced the pending divestiture of its IPTV business (the "IPTV Divestiture"), identified Jack Lu, the Chief Executive Officer of the Company, to lead the IPTV business and appointed William Wong as the Chief Operating Officer of the Company. If the IPTV Divestiture closes prior to the Annual Meeting, Jack Lu will resign from our Board of Directors and the Board will appoint William Wong to fill his position. If that occurs, you will be asked to vote to re-elect Mr. Wong to the Board of Directors. If the closing occurs after the Annual Meeting, Mr. Wong will be appointed after the Annual Meeting and shareholders will be asked to re-elect him at the 2013 annual meeting.

        The proxy statement and the Company's annual report on Form 20-F for the fiscal year ended December 31, 2011 are available free of charge at http://utstarcom.investorroom.com and http://utstarcom.investorroom.com/index.php?s=127, respectively.

                      By Order of the Board of Directors

                      William Wong
                       Chief Operating Officer

Beijing, China
August 31, 2012

YOUR VOTE IS IMPORTANT

To assure your representation at the Annual Meeting, you are asked to submit your proxy and voting instructions over the Internet, or complete, sign and date the enclosed proxy as promptly as possible and return it in the enclosed postage-paid envelope, which requires no postage if mailed in the United States.

UTSTARCOM HOLDINGS CORP.

PROXY STATEMENT

INFORMATION ABOUT THE PROXY STATEMENT AND
VOTING AT THE ANNUAL MEETING

        The Board of Directors (the "Board" or "Board of Directors") of UTStarcom Holdings Corp. (the "Company" or "UTStarcom") is providing this proxy statement (the "Proxy Statement") prepared in connection with the Company's annual meeting of shareholders, which will be held on Friday, September 28, 2012 at 1:00 p.m., local time (the "Annual Meeting" or "2012 Annual Meeting"), at the Company's offices located at 52.2 Building, BDA International Enterprise Avenue, No. 2 Jingyuan North Street, Daxing District, Beijing, P.R. China, 100176. The Company's telephone number at that location is +86 (10) 8520-5588. As a shareholder, you are invited to attend the Annual Meeting and are asked to vote on the proposals described in this Proxy Statement.

        Only shareholders of record at the close of business on August 24, 2012 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting. As of the Record Date, 146,523,549 ordinary shares of the Company, par value $0.00125 per share ("Ordinary Shares"), were issued and outstanding. No preference shares of the Company, par value $0.00125 per share, were issued and outstanding. The share transfer books will not be closed between the Record Date and the date of the Annual Meeting.

        On June 24, 2011, the Company effected a merger to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation, pursuant to which UTStarcom, Inc. became a wholly-owned subsidiary of the Company. As a result of the merger, the Company now qualifies as a "foreign private issuer" under the rules and regulations of the U.S. Securities and Exchange Commission (the "Commission") and is exempt from certain rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that would otherwise apply to the Company if it were a company incorporated in the United States and did not meet the other conditions to qualify as a foreign private issuer. One of the exemptions provides that the Company is not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, such as preparing and delivering the notice of annual meeting of shareholders and this proxy statement. However, the Board has elected to provide this information to you in connection with the Annual Meeting as a matter of good corporate practice. The Board of Directors will determine whether to provide this or similar information to you in connection with any subsequent annual meeting of shareholders prior to such meetings.

        On July 27, 2012, the Company announced the pending divestiture of its IPTV business, identified Jack Lu, the Chief Executive Officer of the Company, to lead the IPTV business and appointed William Wong as the Chief Operating Officer of the Company. If the IPTV Divestiture closes prior to the Annual Meeting, Jack Lu will resign from our Board of Directors and the Board will appoint William Wong to fill his position. If that occurs, you will be asked to vote to re-elect Mr. Wong to the Board of Directors. If the closing occurs after the Annual Meeting, Mr. Wong will be appointed after the Annual Meeting and shareholders will be asked to re-elect him at the 2013 annual meeting.

        These proxy solicitation materials and the Company's annual report on Form 20-F for the year ended December 31, 2011 were mailed on or about August 31, 2012 to all shareholders entitled to vote at the Annual Meeting.

Q:
What is the purpose of the Annual Meeting?

A:
To vote on the following proposals:

•
Proposal No. 1 to elect Tianruo Pu as a Class I director to serve for a term expiring on the date on which the Company's annual meeting of shareholders is held in the year 2013, Hong Liang Lu as a Class III director to serve for a term expiring on the date on which the Company's annual meeting of shareholders is held in the year 2015 and, if the IPTV Divestiture has closed prior to the meeting, to elect William Wong as a Class II director to serve for a term expiring on the date on which the Company's annual meeting of shareholders is held in the year 2014;

  •
  Proposal No. 2 to ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012; and

  •
  To transact such other business as may properly come before the Annual Meeting or at any adjournment or postponement thereof.

Q:
What are the Board of Directors' recommendations?

A:
The Board recommends that you vote your shares:

•
"FOR" Proposal No. 1 to elect Tianruo Pu as a Class I director, Hong Liang Lu as a Class III director and, if the IPTV Divestiture is closed, to elect William Wong as a Class II director; and

•
"FOR" Proposal No. 2 to ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012.

  Each proxy also gives each of the proxy holders discretionary authority to vote your shares in accordance with his or her judgment with respect to all additional matters that might come before the Annual Meeting.

Q:
Why are shareholders asked to elect Tianruo Pu as a Class I director even though the term of office for Class I directors does not expire until the 2013 annual meeting of shareholders?

A:
Tianruo Pu was appointed as a Class I director by the Board of Directors in November 2011. The Company's Amended and Restated Articles of Association (the "Articles") provide that any director appointed by the Board shall hold office until the annual meeting of shareholders following his appointment, which is the Annual Meeting, at which point such director's appointment must be approved by the shareholders. If elected, Tianruo Pu will serve as a Class I director and will hold office until the 2013 annual meeting of shareholders when the term of office for Class I directors expires or until his successor has been duly elected and qualified.

Q:
Who is entitled to vote at the Annual Meeting?

A:
Shareholders Entitled to Vote.    Shareholders who our records show owned Ordinary Shares as of the close of business on the Record Date (August 24, 2012) may vote at the Annual Meeting.

  Registered Shareholders.    If your shares are registered directly in your name with UTStarcom's transfer agent, you are considered, with respect to those shares, the shareholder of record and these proxy materials are being provided to you directly by UTStarcom. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card, or to vote in person at the Annual Meeting.

  Street Name Shareholders.    If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name." These proxy materials are being forwarded to you by your broker, bank or other nominee, who is considered, with respect to those shares, the record holder. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote, and you are also invited to attend the Annual Meeting. However, since you are not the record holder, you may not vote these shares in person at the Annual Meeting unless you follow your broker, bank or other nominee's procedures for obtaining a legal proxy. Your broker, bank or other nominee has provided a voting instruction card for you to use.

Q:
How many votes do I have?

A:
On each proposal to be voted upon, you have one vote for each Ordinary Share you own as of the Record Date.

Q:
How can I vote my shares in person at the Annual Meeting?

A:
Shares held in your name as the shareholder of record may be voted by you in person at the Annual Meeting. Shares held beneficially in street name may be voted by you in person at the Annual Meeting only if you obtain a legal proxy from the broker, bank or other nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:
How can I vote my shares without attending the Annual Meeting?

A:
Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, bank or other nominee. For directions on how to vote, please refer to the instructions below and those included on your proxy card or, for shares held beneficially in street name, the voting instruction card provided by your broker, bank or other nominee.

  By Internet:    Shareholders of record with Internet access may submit proxies by following the "Vote by Internet" instructions on their proxy cards until 1:00 a.m., Central Time, on September 27, 2012. Most shareholders who hold shares beneficially in street name may vote by accessing the website specified on the voting instruction cards provided by their brokers, banks or other nominees. Please check the voting instruction card for Internet voting availability.

  By Mail:    Shareholders of record may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. Proxies submitted by mail must be received by the time of the Annual Meeting in order for your shares to be voted. Shareholders who hold shares beneficially in street name may vote by mail by completing, signing and dating the voting instruction cards provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

Q:
Can I change my vote?

A:
For shares that you hold of record, you may change your proxy at any time prior to the proxy being used at the Annual Meeting by (i) delivering to the Corporate Secretary of the Company at UTStarcom Holdings Corp., 52.2 Building, BDA International Enterprise Avenue, No. 2 Jingyuan North Street, Daxing District, Beijing, P.R. China, 100176, Attention: Corporate Secretary, a written notice of revocation or a duly executed proxy bearing a later date, or (ii) attending the Annual Meeting and voting in person. The mere presence at the Annual Meeting of a shareholder who has appointed a proxy will not revoke the prior appointment. If not revoked, the proxy will be voted at the Annual Meeting in accordance with the instructions indicated on the proxy card, or if no instructions are indicated, will be voted "FOR" Proposal No. 1 to elect Tianruo Pu as a Class I director, Hong Liang Lu as a Class III director and, if the IPTV Divestiture closes prior to the meeting, to elect William Wong as a Class II director, "FOR" Proposal No. 2 to ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012 and, as to any other matter that may properly be brought before the Annual Meeting, in accordance with the judgment of the proxy holders. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, bank or other nominee following the instruction they provided or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the Annual Meeting and voting in person.

Q:
How many shares must be present or represented to conduct business at the Annual Meeting?

A:
The quorum requirement for holding the Annual Meeting and transacting business is that holders of a majority in voting power of the issued and outstanding Ordinary Shares entitled to vote at the Annual Meeting, as of the Record Date, must be present in person or represented by proxy. Both abstentions and broker non-votes (described below) are counted for the purpose of determining the presence of a quorum.

Q:
What is the voting requirement to approve each of the proposals?

A:
In the election of directors, a director must be elected by a majority of the votes cast, meaning that the number of shares entitled to vote on the election of directors and represented in person or by proxy at the Annual Meeting casting their vote "FOR" a director must exceed the number of votes cast "AGAINST" a director. If a nominee for director fails to receive the required number of votes for election, he or she is required to tender his or her resignation to the Board. In such a case, the Nominating and Corporate Governance Committee of the Board has the option of accepting or declining such resignation, considering any factors that the Nominating and Corporate Governance Committee deems relevant.

  The proposal to ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012 requires the affirmative "FOR" vote of a majority of the total number of shares present in person or represented by proxy and entitled to vote on the proposal at the Annual Meeting.

Q:
How are votes counted?

A:
In the election of directors, you may vote "FOR," "AGAINST" or "ABSTAIN." Abstentions with respect to the election of directors will be counted for purposes of determining the presence or absence of a quorum at the Annual Meeting but will have no other legal effect upon election of directors. You may not cumulate your votes for the election of directors.

  For the proposal to ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012, you may vote "FOR," "AGAINST" or "ABSTAIN." If you elect to "ABSTAIN," the abstention has the same effect as a vote "AGAINST" such proposal.

  If you provide specific instructions with regard to certain proposals, your shares will be voted as you instruct on such proposals.

Q:
What is the effect of broker non-votes?

A:
If you hold shares beneficially in street name and do not provide your broker, bank or other nominee with voting instructions, your shares may constitute "broker non-votes." Generally, a broker, bank or other nominee is entitled to vote shares held for a beneficial owner on routine matters without instructions from the beneficial owners on that matter. Only Proposal No. 2 to ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012 is considered a routine matter and brokers, banks and other nominees may vote on that proposal without instructions from beneficial owners. Brokers, banks and other nominees may not vote on Proposal No. 1 to elect Tianruo Pu as a Class I director, Hong Liang Lu as a Class III director and, if the IPTV Divestiture closes prior to the meeting, to elect William Wong as a

  Class II director, in each case, without instructions from beneficial owners and, therefore, broker non-votes will not affect the outcome of that proposal.

Q:
Who will serve as inspector of elections at the Annual Meeting?

A:
The inspector of elections will be Rain Long, our former General Counsel.

Q:
Who will bear the cost of soliciting votes for the Annual Meeting?

A:
This solicitation is made by the Company and all costs associated with soliciting proxies will be borne by the Company. The Company has retained Alliance Advisors LLC to assist with the solicitation for an estimated fee of $7,500 plus reasonable out-of-pocket expenses. In addition, the Company will reimburse brokerage firms, banks and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may be solicited by certain of the Company's directors, officers and regular employees personally or by telephone, facsimile or electronic mail. No additional compensation will be paid to these persons for such services.

Q:
What is the deadline for submission of shareholder proposals for consideration at the 2013 annual meeting of shareholders?

A:
Shareholder Proposals Other Than Nomination of Directors

  Pursuant to the Articles, to be timely, a notice of a shareholder proposal for consideration at the 2013 annual meeting of shareholders (the "2013 Annual Meeting"), other than a proposal for the nomination for election of a director, must be delivered to the Company no later than July 17, 2013 and must include the information required by the Articles. The notice should be addressed to:

UTStarcom Holdings Corp.
52.2 Building
BDA International Enterprise Avenue
No. 2 Jingyuan North Street
Daxing District
Beijing, P.R. China, 100176
Attention: Corporate Secretary

  In the event the 2013 Annual Meeting occurs more than 30 days before or after the anniversary of the 2012 Annual Meeting, the Board of Directors shall determine an appropriate date by which notice of a shareholder proposal must be delivered (the "Notice Deadline"). The Notice Deadline will be at least ten days following the date the Board first publicizes the Notice Deadline in a filing pursuant to the Exchange Act or via press release.

  Nomination of Director Candidates

  The Articles permit shareholders to nominate directors for election at an annual meeting of shareholders. To be timely, a notice of a shareholder nomination for director must be delivered to the Company no less than 120 days prior to the 2013 Annual Meeting and must include the information required by the Articles. The notice should be delivered to the Company at the address above.

  In the event the Company does not publicize the date of the 2013 Annual Meeting at least 130 days prior to the meeting, notice of a shareholder nomination for director must be received by the Company within ten days of:

  •
  the first public disclosure of the date of the 2013 Annual Meeting by the Company; or

  •
  the date the notice of the 2013 Annual Meeting is mailed to the shareholders.

  Copy of the Articles:    A copy of the Articles governing the form and delivery requirements of shareholder proposals, including nominations for election of a director, is available via the link titled "Corporate Governance" on the Company's website at
  http://utstarcom.investorroom.com/index.php?s=117

Q:
What if I have questions about lost share certificates or need to change my mailing address?

A:
You may contact the Company's transfer agent, Computershare Trust Company, N.A., by telephone at +1 781-575-2879 or by going to the Computershare website at http://www.computershare.com/investor and clicking the "Contact Us" tab at the top of the page if you have lost your share certificate or need to change your mailing address.

Q:
Why am I receiving these materials?

A:
As a result of the merger pursuant to which UTStarcom, Inc. became a wholly-owned subsidiary of the Company, the Company now qualifies as a "foreign private issuer" under the rules and regulations of the Commission and is exempt from certain rules under the Exchange Act that would otherwise apply to the Company if it were a company incorporated in the United States and did not meet the other conditions to qualify as a foreign private issuer. One of the exemptions provides that the Company is not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, such as preparing and delivering the notice of annual meeting of shareholders and this proxy statement. However, the Board has elected to provide this information to you in connection with the Annual Meeting as a matter of good corporate practice as we transition from a U.S. reporting company to a foreign private issuer.

Q:
Will I receive similar materials in connection with the 2013 Annual Meeting?

A:
The Board of Directors of the Company will determine whether to provide similar information to you in connection with the 2013 Annual Meeting or any subsequent annual meeting of shareholders prior to such meetings. However, the Company will provide all information required to be provided by the laws of the Cayman Islands, its place of incorporation.

 PROPOSAL NO. 1

ELECTION OF DIRECTORS

General

        The Articles provide that the Board of Directors may set the number of directors at a minimum of six and a maximum of eight members, and the authorized number of directors of the Company is currently set at seven. The Articles provide that directors shall be divided into three classes, with the classes serving for staggered, three-year terms (or less if a director is filling a vacancy). Currently, the Board is comprised of two Class I directors, three Class II directors, one Class III director and one vacancy. The Class I director, Linzhen Xie, will hold office until the 2013 annual meeting of shareholders or until his successor has been duly elected and qualified, and each of the Class II directors, Xiaoping Li, Jack Lu and Baichuan Du, will hold office until the 2014 annual meeting of shareholders or until his respective successor has been duly elected and qualified. Because Tianruo Pu was appointed as a director by the Board of Directors, his appointment must be approved by the shareholders of the Company at the annual meeting of shareholders following his appointment, which is the Annual Meeting. If elected he will serve as a Class I director and will hold office until the 2013 annual meeting of shareholders or until his successor has been duly elected and qualified, the same as Mr. Linzhen Xie.

Nominees

        The Company's nominee for election as a Class I director at the Annual Meeting will be Tianruo Pu, who is currently a Class I director. The Company's nominee for election as a Class III director at the Annual Meeting will be Hong Liang Lu, who is currently a Class III director. If the IPTV Divestiture closes prior to the meeting, the Company's nominee for election as a Class II director at the Annual Meeting will be William Wong, who will have been appointed to fill the position of the former Chief Executive Officer, Jack Lu, on the Board of Directors. The Nominating and Corporate Governance Committee has recommended, and the Board of Directors has approved, the nomination of each of Tianruo Pu, Hong Liang Lu and, contingent upon the closing of the IPTV Divestiture, William Wong.

        Unless otherwise instructed, the proxy holders will vote the proxies received by them "FOR" the Company's nominee for Class I director, Tianruo Pu, who will hold office until the Company's 2013 annual meeting of shareholders or until his successor has been duly elected and qualified, "FOR" the Company's nominee for Class III director, Hong Liang Lu, who will hold office until the Company's 2015 annual meeting of shareholders or until his successor has been duly elected and qualified and if the IPTV Divestiture has closed, "FOR" the company's nominee for Class II director, William Wong, who will hold office until the Company's 2014 annual meeting of shareholders or until his successor has been duly elected and qualified. The Company expects that each of Tianruo Pu, Hong Liang Lu and William Wong will be able to serve if elected.

        In the event that any of Tianruo Pu, Hong Liang Lu or William Wong becomes unable or declines to serve as a director at the time of the Annual Meeting, the proxy holders will vote the proxies for any substitute nominee who is designated by the current Board to fill the vacancy.

Required Vote

        A director must be elected by a majority of the votes cast, meaning that the number of shares entitled to vote on the election of directors and represented in person or by proxy at the Annual Meeting casting their vote "FOR" a director must exceed the number of votes cast "AGAINST" a director. Abstention votes with respect to the election of directors will be counted for purposes of determining the presence or absence of a quorum at the Annual Meeting but will have no other legal effect upon the election of directors. You may not cumulate your votes for the election of directors. If a nominee for director fails to receive the required number of votes for election, he or she is required to tender his or her resignation to the Board. In such a case, the Nominating and Corporate Governance Committee has the option of accepting or declining such resignation, considering any factors that the Nominating and Corporate Governance Committee deems relevant.

THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS VOTING
"FOR" THE NOMINEES SET FORTH HEREIN.

 INFORMATION ABOUT THE COMPANY'S BOARD OF DIRECTORS

        The Board of Directors currently consists of six directors with one vacancy. The names and classes of directors, including the Class I director, Class III director and, if the IPTV Divestiture closes prior to the meeting, the Class II director nominees, and certain other information are set forth below:

Name of Director	Age	Director Since	Term Expires
Class I Directors:
Linzhen Xie	72	2010	2013
Tianruo Pu(1)	43	2011	2013
Class II Directors:
Jack Lu(2)	49	2010	2014
Xiaoping Li	49	2010	2014
Baichuan Du	66	2010	2014
Class III Directors:
Hong Liang Lu(3)	57	1991	2015

(1)
Tianruo Pu is the Company's nominee to serve as Class I director until the Company's 2013 annual meeting of shareholders or until his successor has been duly elected and qualified.

(2)
If the IPTV Divestiture closes before the Annual Meeting, Jack Lu will have resigned as a director and William Wong will have been appointed in his place. William Wong will also be the Company's nominee to serve as a Class II director until the Company's 2014 annual meeting of shareholders or until his successor has been duly elected and qualified.

(3)
Hong Liang Lu is the Company's nominee to serve as Class III director until the Company's 2015 annual meeting of shareholders or until his successor has been duly elected and qualified.

Biographical Information

        Linzhen Xie has served as a director since December 2010. From July 2009 to August 2011, Mr. Xie served on the board of Funtalk China Holdings Limited, a company previously listed on NASDAQ and a leading retailer and wholesale distributor of mobile communications devices and accessories in China. Since January 2009, Mr. Xie has served as a director of SIM Technology Group Limited, a company listed on the Main Board of Hong Kong Stock Exchange that specializes in mobile phone design and wireless communication. Mr. Xie has served as the executive director and chief scientist of CECT-Chinacomm Communications Co., Ltd., a provider of wireless and telecommunication services, since March 2006. Mr. Xie has also served as the vice president of China Mobile Communications Association since May 2004 and as a member of the Electronic Science and Technology Committee of the Ministry of Industry and Information Technology of China ("MIIT") since November 2004 and was a standing member of the Communication Science and Technology Committee of MIIT from September 2002 to April 2012. From December 2002 to December 2004, Mr. Xie was the chairman of the board of Chinacom Zhihuidao Internet Service Limited, a provider of internet service to Internet cafe chain stores, and also served as a director of Yunan Jinshikong Mobile Telecommunication Technology Limited, a mobile phone manufacturer. From March 1998 to January 2002, he served as a deputy director general of Information Technology Products Department in the Ministry of Industry and Information Technology. He also worked as a director of China National Laboratory on Local Area Network and Advanced Optical System from September 1995 to July 2002. Mr. Xie graduated from Peking University. Mr. Xie is a professor of Peking University.

        Jack Lu has been a director since September 7, 2010 and Chairman of the Board since March 31, 2012. From March 2010 until his appointment as the Company's Chief Executive Officer and President

in September 2010, Mr. Lu served as Senior Vice President and Chief Operating Officer. From August 2008 until joining UTStarcom, Mr. Lu worked as an entrepreneur seeking to establish a RMB denominated investment fund to invest in high technology companies in southwest China. From July 2007 to July 2008, Mr. Lu served as Global Co-Chief Operating Officer and General Manager of China Operations for Source Photonics, Inc., an optoelectronics components company. From September 2001 until June 2007, he served in a number of senior management positions, including most recently as President and Chief Executive Officer from January 2007 to June 2007 and Chief Operating Officer from June 2006 to December 2006, with Fiberxon Inc., an optical telecommunications components company, which was acquired by MRV Communications Inc., a communications equipment and services company, in July 2007. From 2000 until 2001, Mr. Lu served as Director of Business Strategy Development for US Business Networks Inc.(MeetChina.com), a business-to-business portal provider. From 1988 to 1998, Mr. Lu served in a number of management positions with China National Technical Import and Export Corporation, an import/export, manufacturing and consulting firm. Mr. Lu received a B.S. in Electrical Engineering from Huazhong University of Science and Technology in China and holds an M.B.A. from the University of Southern California.

        Xiaoping Li has been a director since September 7, 2010 and has been the lead independent director since March 31, 2012. Since 2010, Mr. Li has served as the president of Songliao Automobile Co., Ltd, a public company listed on the Shanghai Stock Exchange. Mr. Li began working to establish BEIID in October 2008 and during the period from February 2009, when BEIID was formed, to July 2011, when he resigned from BEIID, Mr. Li served as its Executive Deputy General Manager, a member of its Board of Directors and its Chief Executive Officer. Mr. Li served as Manager of Beijing Economic-Technological Investment & Development Co., Ltd., an investment company established by the Beijing Municipality, from October 2006 to October 2008. Mr. Li was an advisor to China's Ministry of Finance on international finance organization projects from July 2004 to October 2006. Mr. Li was a senior researcher in environmental economics at Chinese Academy of Forestry from August 2001 to July 2004. Mr. Li holds a bachelor's degree in forestry, a master's degree in forest economics and has completed all the course requirements to be awarded a doctorate degree in economy and management from Beijing Forestry University.

        Baichuan Du has been a director since September 7, 2010. Mr. Du served as the Deputy Chief Engineer of SARFT from 2001 to 2006. From 1995 to 1998, Mr. Du served as the Chair of China HDTV Experts Group and from 1998 to 2009, the Vice Chairman of China Radio and TV Standardization Working Group. He has also served as the Vice Chairman of SARFT Science and Technology Committee since 1998. From 1999 to 2001, Mr. Du served as the President of SARFT Academy of Broadcasting Science. From 2007 to 2009, Mr. Du served as a director of Tvia, Inc., a NASDAQ listed fabless semiconductor company, and Mr. Du currently serves as an independent director on the board of several private companies. Mr. Du holds a master's degree in fiber optic communications from Beijing University.

        Hong Liang Lu has served as a director since June 1991. Mr. Lu served as Chairman of the Board from March 2003 to December 2006 and from July 2008 to August 2009. Since March 2008, Mr. Lu has served as a director of Fortinet, Inc., a NASDAQ listed company. From June 1991 until July 2008, Mr. Lu served as the Company's Chief Executive Officer and from June 1991 until July 2007 he also served as President. In June 1991, Mr. Lu cofounded UTStarcom, Inc. under its prior name, Unitech Telecom, Inc., which subsequently acquired StarCom Network Systems, Inc. in September 1995. From 1986 through December 1990, Mr. Lu served as President and Chief Executive Officer of Kyocera Unison, a majority-owned subsidiary of Kyocera International, Inc. Mr. Lu served as President and Chief Executive Officer of Unison World, Inc., a software development company from 1983 until its merger with Kyocera in 1986. From 1979 to 1983, Mr. Lu served as Vice President and Chief Operating Officer of Unison World, Inc. Mr. Lu holds a B.S. in Civil Engineering from the University of California at Berkeley.

        Tianruo Pu was Chief Financial Officer of China Nuokang Bio-Pharmaceutical Inc. ("Nuokang Biopharma"), a NASDAQ listed company, from September 2008 to June 2012. Prior to Nuokang Biopharma, Mr. Pu was Chief Financial Officer of Global Data Solutions, a Chinese information technology services company from June 2006 to August 2008. From September 2000 to May 2006, he worked as a management consultant with Accenture, CSC and Mitchell Madison. He also worked as an auditor at Bernstein Brown CPAs from June 1994 to May 1997. Mr. Pu received an MBA degree from Northwestern University's Kellogg School of Management in 2000, a Master of Science degree in accounting from the University of Illinois in 1995, and a Bachelor of Arts degree in English from China Foreign Affairs College in 1992.

        William Wong was appointed as the Chief Operating Officer of the Company on July 27, 2012. If the IPTV Divestiture closes, Jack Lu will resign as the Chief Executive Officer of the Company and William Wong will succeed Mr. Lu as Chief Executive Officer upon the closing. From September 2010 to December 2011, Mr. Wong served as a director of the Company. From January 2008 to July 2012, Mr. Wong served as Managing Director of Yellowstone Capital Group Ltd., a strategy consulting and financial advisory firm. In July 2007, Mr. Wong co-founded BORQS International Holding Corp ., a technology company providing integrated Android software platform solutions and end-to-end service platform solutions for mobile operators, terminal OEMs, and chip manufacturers worldwide. From February 2002 to May 2007, Mr. Wong served in various senior management roles at Cellon International, an independent mobile phone design house. From 2000 to 2002, Mr. Wong served as VP of Sales for SyChip, a technology company spun off from Bell Labs. From 1992 to 2000, Mr. Wong held various roles at AT&T, Lucent, including Business operations director at Bell Labs Research Silicon Valley, and Marketing &Sales director for the Lucent Technologies China microelectronics group. Mr. Wong holds a B.S. in electrical engineering from Northwestern University, and a M.S. in electrical engineering and a M.B.A. from the University of California at Berkeley.

        On November 5, 2010, we entered into an engagement letter with Yellowstone Investment Advisory Limited ("Yellowstone") pursuant to which Yellowstone acts as a strategic consultant to UTStarcom, Inc. and its subsidiaries, divisions or legal/organizational units to assist UTStarcom, Inc. in establishing or expanding strategic partnerships, joint ventures, acquisitions and UTStarcom Inc.'s business in Asia consistent with UTStarcom Inc.'s goals. The engagement letter was terminated in August 2012. For more details regarding the relationships between Yellowstone and the Company, please see the section entitled "Related Person Transactions."

        The Company believes that each of the non-executive members of the Board of Directors is an "independent director" as that term is used in the listing standards of The NASDAQ Stock Market.

Board Committees and Related Functions

        The principal standing committees of the Board of Directors are the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The Board has adopted a charter for each of these committees. Each committee's members and functions are described below.

Audit Committee

        The Audit Committee consists of Tianruo Pu (Chairman), Xiaoping Li and Linzhen Xie. Each member of the Audit Committee meets the criteria for "independence" set forth in rule 10A-3(b)(1) under the Exchange Act and the listing standards of the NASDAQ Stock Market, has not participated in the preparation of the Company's consolidated financial statements or any of its current subsidiaries at any time during the past three years and is able to read and understand fundamental financial statements, including a company's balance sheets, income statements, statement of shareholder's equity and statements of cash flow. The Board of Directors has determined that Tianruo Pu qualifies as an

"audit committee financial expert" under applicable Commission rules. The Audit Committee oversees the Company's accounting and financial reporting processes and the audits of the Company's financial statements. The Audit Committee, among other duties and responsibilities:

  •
  reviews and approves the annual appointment of the Company's independent registered public accounting firm;

  •
  discusses and reviews in advance the scope and fees of the annual audit;

  •
  reviews the results of the audit with the independent registered public accounting firm and discusses the foregoing with management;

  •
  reviews and approves non-audit services of the independent registered public accounting firm;

  •
  reviews compliance with the Company's existing major accounting and financial reporting policies;

  •
  reviews and approves all related party transactions that would require disclosure pursuant to the rules of the Commission and the policies and procedures related to such transactions; and

  •
  provides oversight and monitoring of management and their activities with respect to the Company's financial reporting process.

Compensation Committee

        The Compensation Committee consists of Baichun Du (Chairman), Tianruo Pu and Xiaoping Li. Each member of the Compensation Committee meets the criteria for "independence" set forth in the listing standards of the NASDAQ Stock Market. The Compensation Committee, among other duties and responsibilities:

  •
  approves and oversees the total compensation package for our executives, including their base salaries, incentives, deferred compensation, equity-based compensation, benefits and perquisites;

  •
  reviews and approves corporate goals and objectives relevant to the compensation of the Company's Chief Executive Officer;

  •
  evaluates the performance of the Chief Executive Officer and determines Chief Executive Officer compensation based on this evaluation;

  •
  reviews the Chief Executive Officer's performance evaluation of all executive officers and approves pay decisions;

  •
  reviews periodically and makes recommendations to the Board of Directors regarding any equity or long-term compensation plans; and

  •
  administers these plans.

Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee consists of Xiaoping Li (Chairman), Tianruo Pu and Linzhen Xie. Each member of the Nominating and Corporate Governance Committee meets the criteria for "independence" set forth in the listing standards of the NASDAQ Stock Market. The Nominating and Corporate Governance Committee's responsibilities include the selection of director nominees for the Board and the development and annual review of the Company's governance principles. The Nominating and Corporate Governance Committee, among other duties and responsibilities:

  •
  assists the Board by actively identifying individuals qualified to become directors;

  •
  recommends director nominees to the Board of Directors for election at the next annual meeting of shareholders;

  •
  recommends chairs and members of each committee to the Board of Directors;

  •
  monitors significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies;

  •
  leads the Board of Directors in its annual performance self-evaluation, including establishing criteria to be used in connection with such evaluation;

  •
  reviews director compensation and recommends to the Board of Directors any changes in director compensation;

  •
  oversees compliance with the Company's Code of Business Conduct and Ethics; and

  •
  develops and recommends to the Board and administers the Company's Corporate Governance Principles.

Relationships among Directors or Executive Officers; Right to Nominate Directors

        There are no family relationships among any of the Company's directors or executive officers. There are also no arrangements or understandings with any person pursuant to which any of the Company's directors or executive officers were selected, except with respect to the selection of the director nominee designated by Beijing E-town International Investment and Development Co., Ltd. ("BEIID") pursuant to the Stockholders Rights Agreement dated as of February 1, 2010 between the Company and BEIID (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, Xiaoping Li has been appointed to the Board of Directors as the nominee of BEIID and as a Class II Director to serve on each committee of the Board of Directors. Notwithstanding the foregoing, the Articles provide that directors will be elected upon a resolution passed at a duly convened shareholders meeting by holders of a majority of outstanding Ordinary Shares entitled to vote in person or by proxy at such meeting, to hold office until the expiration of their respective terms. There is no minimum shareholding or age limit requirement for qualification to serve as a member of the Board of Directors.

Director Compensation

        In 2011, the Company incurred aggregate compensation costs of $0.4 million, which covers both actual payments and contingent and deferred compensation, including non-executive chairman fees, director retainers and committee fees for the services of non-executive directors. The Company did not provide pension, retirement or similar benefits to non-executive directors in 2011. None of the non-executive directors has any employment or service contract with the Company.

        In 2011, options to purchase 313,415 ordinary shares were granted under the Company's 2006 Equity Incentive Plan (the "2006 Plan") to non-executive directors. The per share exercise prices of the options granted to non-executive directors during 2011 range from $1.38 to $1.39, and the expiration dates of such options range from August 31, 2018 to December 31, 2018. In addition, the Company granted 58,632 restricted shares under the 2006 Plan to current non-executive directors in 2011.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information with respect to beneficial ownership of Ordinary Shares as of July 31, 2012 by:

  •
  each current director;

  •
  each current executive officer;

  •
  all current directors and executive officers as a group; and

  •
  each person who is known to the Company to beneficially own more than 5% of its Ordinary Shares.

        The percentage of shares beneficially owned and votes held by each listed person is based upon 146,522,799 ordinary shares outstanding as of July 31, 2012.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned(2)	Percent of Total Outstanding(2)
Directors and Executive Officers
Jack Lu(3)	1,067,977	*
Jin Jiang(4)	253,639	*
William Wong(5)	1,998	*
Hong Liang Lu(6)	3,742,269	2.6%
Xiaoping Li	—	*
Baichuan Du(7)	73,857	*
Linzhen Xie(8)	75,433	*
Tianruo Pu(9)	31,921	*
All current directors and executive officers as a group (8 persons)(10)	5,249,094	3.6%
Principal Shareholders
Entities affiliated with Shah Capital Management(10)	19,004,034	13.0%
Entities affiliated with Softbank Corp.(11)	14,651,630	10.0%
E-Town International Holding (Hong Kong) Co. Limited(12)	11,363,636	7.8%
Artis Capital Management, L.P.(13)	7,973,127	5.4%

*
Less than 1%

(1)
Unless otherwise indicated, the address for all beneficial owners is c/o 52-2 Building, BDA International Enterprise Avenue, No. 2 Jingyuan North Street, Daxing District, Beijing, P.R. China, 100176.

(2)
The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of July 31, 2012. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting power or investment power with respect to securities. Shares subject to options which are exercisable within 60 days of July 31, 2012 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(3)
Consists of 911,644 shares owned directly by Mr. Lu, and 158,333 shares issuable upon exercise of options that are exercisable currently or within 60 days of July 31, 2012.

(4)
Consists of 253,639 shares owned directly by Ms. Jiang.

(5)
Consists of 1,998 shares owned directly by Mr. Wong.

(6)
Consists of 2,786,904 shares owned directly by Mr. Lu and his spouse, 80,775 shares registered in the name of The Lu Charitable Remainder Trust, of which Mr. Lu is the trustee, 49,225 shares registered in the name of The Lu Family Trust, of which Mr. Lu is a trustee and of which Mr. Lu and his spouse are beneficiaries, 229,000 shares owned by The Lu Family Limited Partnership, of which Mr. Lu is a general partner, and 596,365 shares issuable upon exercise of options that are exercisable currently or within 60 days of July 31, 2012.

(7)
Consists of 46,573 shares owned directly by Mr. Du and 27,284 shares issuable upon exercise of options that are exercisable currently or within 60 days of July 31, 2012.

(8)
Consists of 47,679 shares owned directly by Mr. Xie and 27,754 shares issuable upon exercise of options that are exercisable currently or within 60 days of July 31, 2012.

(9)
Consists of 31,058 shares owned directly by Mr. Pu and 863 shares issuable upon exercise of options that are exercisable currently or within 60 days of July 31, 2012.

(10)
Information based on Schedule 13D, Amendment No. 5, filed with the Commission on July 17, 2012 by Shah Capital Management, Shah Capital Opportunity Fund LP and Himanshu H. Shah. Includes 916,422 ordinary shares over which Himanshu H. Shah holds sole voting and dispositive power, and also includes (i) 18,087,612 ordinary shares over which Shah Capital Management holds shared voting and dispositive power and (ii) 14,750,000 ordinary shares over which Shah Capital Opportunity Fund L.P holds shared voting and dispositive power. The address of the principal business office of Shah Capital Management and Shah Capital Opportunity Fund LP is 8601 Six Forks Road, Suite 630, Raleigh, NC 27615.

(11)
Information based on Schedule 13G, Amendment No. 2, filed with the Commission on March 28, 2007 by Softbank Corp., Softbank America, Inc. and Softbank Holdings, Inc. Includes 14,651,630 shares registered in the name of Softbank America Inc., a Delaware corporation. Softbank America Inc. is a wholly owned subsidiary of Softbank Holdings Inc., a Delaware corporation. Softbank Holdings Inc. is a wholly owned subsidiary of Softbank Corp., a Japanese corporation. Softbank America Inc. has sole power to vote or direct the voting of the 14,651,630 shares and sole dispositive power over the 14,651,630 shares. The business address for the principal business office is c/o Softbank Corp., Tokyo Shiodome Blvd., 1-9-1, Higashi-shimbashi, Minato-ku, Tokyo 105-7303 Japan.

(12)
Information based on Schedule 13D, Amendment No. 1, jointly filed with the Commission on October 1, 2010 by E-Town International Holding (Hong Kong) Co., Limited ("E-Town") and BEIID. As the parent company of E-Town, BEIID has the power to direct the vote and the disposition of the shares held by E-Town. The address of the principal business office of BEIID and E-Town is 6F Bldg 61 No.2 Jing Yuan North Street, BDA, Daxing District, Beijing, P. R. China.

(13)
Information based on Schedule 13G filed with the Commission on February 14, 2012 by Artis Capital Management, L.P. Includes 9,935,518 ordinary shares beneficially and jointly owned by Artis Capital Management, L.P. The address of the principal business office of Artis Capital Management, L.P. is One Market Plaza, Steuart Tower, 27th Floor, San Francisco, CA 94105.

        None of the shareholders known by the Company to beneficially own 5% or more of the outstanding Ordinary Shares as of July 31, 2012 have voting rights that are different from the voting rights of the Company's other shareholders.

        To the Company's knowledge, except as disclosed above, the Company is not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

        To the Company's knowledge, there are no arrangements the operation of which may at a subsequent date result in the Company undergoing a change in control.

        As of July 31, 2012, the Company's current directors and executive officers held options to purchase an aggregate of 1,397,784 Ordinary Shares under the Company's existing equity incentive plans. The per share exercise prices of these options range from $1.07 to $37.46, and the expiration dates of such options range from February 2, 2013 to December 31, 2018. In addition, as of July 31, 2012, the Company's current directors and executive officers held 1,241,153 restricted shares and 665,000 restricted share units issuable upon vesting under the Company's existing equity incentive plans.

        Computershare Trust Company N.A., the Company's transfer agent, has advised the Company that, as of July 31, 2012, 116,698,717 Ordinary Shares were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants. To the Company's knowledge, as of July 31, 2012, approximately 91.3% of the total outstanding Ordinary Shares were held by 81 record holders in the United States, including approximately 79.6% of such number of Ordinary Shares held of record by DTC.

        As of July 31, 2012, the Company had approximately 101 shareholders of record.

 EXECUTIVE OFFICERS

        The Company's current executive officers and their ages as of August 31, 2012 are as follows:

Name	Age	Position
Jack Lu	49	President, Chief Executive Officer and Chairman of the Board of Directors
William Wong	53	Chief Operating Officer
Jin Jiang	41	Senior Vice President and Chief Financial Officer

Biographical Information

        For biographical information regarding Jack Lu and William Wong, please see "Information About the Company's Board of Directors—Biographical Information."

        Jin Jiang has over fifteen years of extensive experience in finance and accounting roles including senior positions at one of the big four accounting firms and other NASDAQ listed companies. Ms. Jiang joined UTStarcom in October 2009 as the Corporate Controller and was then promoted to the position of Vice President of Finance in March 2011. In September 2011, Ms. Jiang was appointed as the Company's Chief Finance Officer and, in February 2012, she was appointed as the Company's Senior Vice President and Chief Financial Officer. Previously, Ms. Jiang served as the Corporate Controller at NASDAQ listed Embarcadero Technologies, Inc. and NASDAQ listed Red Envelope, Inc, both of which were acquired in 2007 and 2008, respectively. Prior to joining Red Envelope, Inc, Ms. Jiang held senior management positions in audit, business consulting and internal audit at Ernst & Young in San Francisco and Beijing for eight years. Ms. Jiang has a Canadian Chartered Accountant designation and holds a post graduate diploma in chartered accountancy from McGill University and a bachelor of accounting from the University of British Columbia.

Executive Officer Compensation

        In 2011, the Company incurred aggregate compensation of $2.6 million, which covers both actual payments and contingent and deferred compensation, including salaries, bonuses, housing allowances, education reimbursements, home visit reimbursements, foreign tax reimbursements, relocation, severance/deferred severance and insurance and health benefits for the services of its executive officers. The Company provides a pension plan to its Chinese executive officers in accordance with the labor laws of China.

        In January 2011, the Company granted options to purchase 400,000 ordinary shares under the 2006 Plan to its executive officers with an exercise price of $2.1 per share. The expiration date of such options will be January 31, 2018. In addition, in 2011, the Company granted 600,000 restricted shares under the 2006 Plan to its executive officers. The Company recognizes share-based compensation expenses at the fair value at the grant date over the requisite service period on a straight-line basis. In 2011, the Company incurred $0.7 million of share-based compensation expenses for its executive officers. On August 31, 2011, Mr. Edmond Cheng, the former Chief Financial Officer, resigned from his position as the Company's Chief Financial Officer. All of Mr. Cheng's unvested restricted shares and restricted share units were fully vested upon his termination and as a result, the Company accelerated the recognition of additional share-based compensation expenses of $0.6 million in the third quarter of 2011.

Employment Agreements

Employment of Jack Lu

        On February 1, 2010, the Company entered into an employment offer letter with Mr. Lu. Pursuant to the offer letter, Mr. Lu was appointed to serve as the Company's Senior Vice President and Chief Operating Officer until such time as he would assume the position of Chief Executive Officer. At the same time, and as a condition of his employment, the Company entered into an Involuntary Termination Severance Agreement with Mr. Lu (the "Severance Agreement").

        The offer letter was subsequently amended on February 22, 2010 to change Mr. Lu's employment commencement date to March 1, 2010 and to provide that his compensation arrangements would be adjusted accordingly.

        Pursuant to the offer letter, Mr. Lu's initial base salary was RMB 2,726,653, subject to an increase to RMB 3,067,485 at the time he assumed the position of Chief Executive Officer. In addition, he was eligible for an annual cash incentive award opportunity equal to 100% of his annual base salary.

        Subsequently, on March 1, 2011, the Company entered into an employment agreement with Mr. Lu, effective as of March 1, 2011, governed under the laws of the PRC (the "Lu Employment Agreement"). The terms of the Lu Employment Agreement are consistent with the laws and regulations of the PRC and his employment arrangements. As required under the laws of the PRC, Mr. Lu's employment is for a fixed term, which is expected to be for three years. In addition, under the laws of the PRC, termination of Mr. Lu's employment, other than pursuant to legal circumstances specified in PRC employment contract laws, will require Mr. Lu's consent. After entering into the Lu Employment Agreement, Mr. Lu is entitled to certain statutory benefits granted to employees under the laws and regulations of the PRC, such as receipt of local health, disability and unemployment insurance, a statutory housing allowance and participation in the statutory pension program, all of which together have an approximate annual value of US$9,600.

        In addition, the Board of Directors approved amendments to the Severance Agreement and the Lu Employment Agreement which provide that Mr. Lu's employment can be terminated by him or by the Company at any time, with or without cause or advance notice, provided that the Company shall provide him the severance benefits mentioned in the Severance Agreement. The amendments also provide that if Mr. Lu's employment is terminated as a result of "good reason" or an "involuntary termination" during the term of the Severance Agreement, then he will receive, among other severance benefits, 12 months of his base salary. These amendments are contingent upon Mr. Lu agreeing that payment of the severance benefits under the Severance Agreement, as amended, will satisfy our obligations to Mr. Lu under PRC law and the Lu Employment Agreement such that he would not be eligible to receive the severance benefits otherwise provided for under PRC employment contract laws.

        The amendments also provide Mr. Lu with applicable executive benefits offered to non-Chinese executives working in the PRC, including:

  •
  a monthly housing allowance of US$4,000;

  •
  reimbursement of dependent tuition (for up to two dependents), up to a maximum of US$30,000 per year;

  •
  international health insurance and life insurance (or the cash value thereof), with a value of approximately US$13,400 per year;

  •
  reimbursement for financial planning services, up to US$5,000 per year; and

  •
  participation in the Training/Education Assistance Program, up to US$3,000 per year.

Employment of Jin Jiang

        The Company entered into an employment offer letter with Ms. Jiang, effective October 12, 2009 (the "Former Offer Letter"). Pursuant to the Former Offer Letter, Ms. Jiang was appointed to serve as the Company's External Reporting Director for a period commencing October 12, 2009 and ending on February 28, 2011. On April 1, 2010, Ms. Jiang was promoted to the position of Senior Director & Corporate Controller.

        On March 1, 2011, the Company entered into an employment agreement governed by the laws of the PRC with Ms. Jiang (the "Jiang Employment Contract"). On September 1, 2011, Ms. Jiang was appointed as the Company's Chief Financial Officer, and on September 30, 2011, the Company entered into an amendment to the Former Offer Letter and Jiang Employment Contract with Ms. Jiang, effective as of September 1, 2011. The forms of the Former Offer Letter and the Jiang Employment Contract are substantially similar to the forms of other executive offer letters and employment contracts filed as exhibits to the Company's annual report on Form 20-F filed with the Commission.

Severance Arrangements

Severance Plan

        The Company has established an Executive Involuntary Termination Severance Pay Plan, Vice President Change in Control and Involuntary Termination Severance Pay Plan and the Amended and Restated Vice President and Executive Change in Control and Involuntary Termination Severance Pay Plan (the "Severance Plan"), and has entered into involuntary termination severance agreements with our executive employees. Ms. Jiang participates in the Severance Plan.

Severance Agreement of Mr. Jack Lu

        The Company entered into the Severance Agreement with Mr. Lu, the Company's Chief Executive Officer and President, effective February 1, 2010.

        The Severance Agreement provides that if Mr. Lu's employment is terminated by the Company other than for "cause" (as defined in the Severance Agreement and described below) or terminated by Mr. Lu for "good reason" (as defined in the Lu Severance Agreement and described below), then he would be entitled to the following severance benefits: (i) an amount equal to 70% of 12 months of base salary as in effect as of the date of such termination, less applicable withholdings; (ii) 100% of his full annual performance target bonus for the year in which the termination occurred; (iii) all equity awards, including, without limitation, stock option grants, restricted stock and stock purchase rights, granted to him by the Company shall become fully vested, or, as applicable, released from the Company's repurchase right and exercisable as of the date of the termination to the extent such equity awards are outstanding and unexercisable or unreleased at the time of such termination; (iv) such equity awards will be exercisable until the earliest of (a) 12 months from his date of termination, (b) the latest date the equity award could have expired by its original terms under any circumstances, (c) the 10th anniversary of the original date of grant of the equity award or (d) the date provided for under the equity plan under which the award was granted; (v) all of Mr. Lu's outstanding restricted cash awards will become fully vested; and (vi) an amount equal to 12 months of health insurance premiums at the same level of health (i.e., medical, vision and dental) coverage and benefits as in effect for Mr. Lu on the day immediately preceding the day of his termination of employment.

        Severance benefits payable under the terms of the Severance Agreement are payable in a lump sum within 30 days of the date of termination, subject to Mr. Lu's execution of a waiver and release of all claims arising out of his termination of employment and a non-disparagement agreement.

        The terms "cause" and "good reason" are each defined in the Severance Agreement.

        Termination of Mr. Lu for "cause" generally requires:

  •
  any act of personal dishonesty taken in connection with his responsibilities as an employee which is intended to result in substantial personal enrichment;

  •
  conviction of a felony which the Board reasonably believes has had or will have a material detrimental effect on the Company's reputation or business;

  •
  a willful act which constitutes misconduct and is injurious to the Company; or

  •
  continued willful violations of the his obligations to the Company after there has been delivered to him a written demand for performance which describes the basis for the Company's belief that he has not substantially performed his duties.

        A termination by Mr. Lu for "good reason" would generally require:

  •
  a significant reduction in duties, position or responsibilities relative to his duties, position or responsibilities in effect immediately prior to such reduction, or the removal of him from such position, duties and responsibilities, unless he is provided with comparable duties, position and responsibilities; provided, however, that the sole occurrence of the Company being acquired and made part of a larger entity shall not constitute a "good reason";

  •
  a reduction of base salary as in effect immediately prior to such reduction;

  •
  a material reduction in the kind or level of employee compensation or benefits immediately prior to such reduction with the result that the overall benefits package is significantly reduced;

  •
  the relocation to a facility or a location where such relocation increases the travel distance to work by more than 30 miles from the commute prior to the relocation;

  •
  any purported termination by the Company which is not effected for cause or for which the grounds relied upon are not valid; or

  •
  The Company's failure to obtain the assumption of the Severance Agreement by any successors to it.

Related Person Transactions

        Since January 1, 2011, the Company was party to the following related party transactions:

Softbank and Affiliates

        The Company recognizes revenue with respect to sales of telecommunications equipment to affiliates of Softbank America, Inc. ("Softbank"), which beneficially owned approximately 10% of the outstanding Ordinary Shares as of July 31, 2012. Softbank offers broadband-access service throughout Japan, which is marketed under the name "YAHOO! BB." The Company support Softbank's ADSL service through sales of its MSAN product and supports the building of Softbank's optical transmission network through the sales of its PTN product. During 2011, the Company recognized revenue of $94.2 million for sales of telecommunications equipment and services to affiliates of Softbank. In addition, the Company has a $1.9 million investment in SBI NEO Technology ("SBI"). Affiliates of Softbank have a controlling interest in SBI.

Yellowstone

        Subsequent to the completion of BEIID's investment in the Company on September 7, 2010, William Wong, who served as a director of Yellowstone, became a director of the Company. Mr. Wong resigned from the Board of Directors on December 31, 2011 and from Yellowstone on July 27, 2012. During 2011 and the first seven months of 2012, the Company paid approximately $0.2 million and

$0.1 million, respectively, for consulting services provided by Yellowstone. During 2011, the Company also paid a success fee of $0.9 million for acquisition support services provided by Yellowstone in 2010, the expense of which was recorded in 2010. The engagement agreement with Yellowstone was terminated in August 2012. In connection with the termination, the Company has agreed to pay approximately $0.4 million for consulting services provided by Yellowstone for certain transactions that may close in the near future and to otherwise resolve outstanding and potential obligations between the parties. In addition, after the IPTV Divestiture closes, the Company will pay a success fee of approximately $1.25 million for services provided by Yellowstone in connection with the transaction.

Indemnification Agreements

        The Company has entered into indemnification agreements with each of its directors and executive officers and other officers and employees (including officers and employees of its subsidiaries) that generally require that the Company indemnify and hold an indemnitee harmless to the fullest extent permitted by law for liabilities arising out of the indemnitee's current or past association with the Company, any of its subsidiaries or another entity where he or she is or was serving at the Company's request as a director or officer or in a similar capacity that involves services with respect to any employee benefit plan.

Code of Ethics

        The Company has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that applies to all employees including the Company's principal executive officers. The Code of Ethics is designed to promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that the Company is required to file with the Commission and in other public communications, (iii) compliance with applicable laws, rules and regulations, (iv) the prompt internal reporting of violations of the Code of Ethics to an appropriate person or entity and (v) accountability for adherence to the Code of Ethics.

        As a supplement to the Code of Ethics, the Company also adopted a Code of Ethics for Chief Executive Officer and Senior Financial Officers (the "Code of Ethics for Financial Officers") which is designed to highlight the legal and ethical obligations of the Chief Executive Officer and financial officers. The Code of Ethics for Financial Officers imposes upon applicable officers certain additional internal reporting requirements for acts committed in violation of the Code of Ethics and/or applicable securities laws.

        Copies of the Code of Ethics and the Code of Ethics for Financial Officers are available on the Company's website at http://investorrelations.utstar.com/governance.cfm. Any amendments or waivers of the Code of Ethics or Code of Ethics for Financial Officers pertaining to a member of the Board of Directors or one of the Company's executive officers will be disclosed on the Company's website at http://investorrelations.utstar.com/governance.cfm. Information contained on the Company's website is not incorporated by reference into this Proxy Statement and you should not consider information on the Company's website to be part of this Proxy Statement.

 PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

        The Audit Committee of the Board has selected PricewaterhouseCoopers Zhong Tian CPAs Limited Company ("PricewaterhouseCoopers"), independent registered public accounting firm, to audit the Company's financial statements for the fiscal year ending December 31, 2012 and recommends that the shareholders ratify this selection. PricewaterhouseCoopers Zhong Tian CPAs Limited Company also audited the Company's financial statements for the fiscal year ended December 31, 2011.

        Shareholder ratification of the selection of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company's independent registered public accounting firm is not required by the Articles or otherwise. However, the Board has elected to seek such ratification as a matter of good corporate practice. Should the shareholders fail to ratify the selection of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company's independent registered public accounting firm, the Audit Committee will consider whether to retain that firm for the year ending December 31, 2012. Even if the selection is ratified, the Audit Committee, at its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Disclosure of Fees Charged by Independent Accountants

        The aggregate fees billed for professional accounting services by PricewaterhouseCoopers Zhong Tian CPAs Limited Company for the fiscal years ended December 31, 2011 and 2010 are as follows:

	Years Ended December 31,
	2011	2010
	(in thousands)
Audit fees(1)	$1,653	$1,875
Audit-related fees(2)	233	72
Tax fees(3)	309	184
All other fees(4)	4	3
Total	2,199	$2,134

(1)
Audit fees are fees for professional services rendered for the integrated audit of the Company's consolidated financial statements and of its internal control over financial reporting, for review of the interim consolidated financial statements included in quarterly reports and for services that are normally provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees represent aggregate fees paid or accrued for professional services rendered for accounting consultations and other procedures performed with respect to certain of the Company's acquisition and divestiture efforts.

(3)
Tax fees are fees for tax services related to tax compliance, tax planning and tax advice.

(4)
All other fees are fees for an online accounting research tool.

        The Audit Committee has determined that the provision to the Company by PricewaterhouseCoopers Zhong Tian CPAs Limited Company of non-audit services as listed above is compatible with that firm maintaining its independence.

Audit Committee Pre-approval Policies and Procedures

        The Audit Committee has adopted procedures which set forth the manner in which the Audit Committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company before that firm is retained for such services. The pre-approval procedures are as follows:

  •
  Any audit or non-audit service to be provided to the Company by its independent accountant must be submitted to the Audit Committee for review and approval, with a description of the services to be performed and the fees to be charged.

  •
  The Audit Committee, in its sole discretion, then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

Required Vote

        The ratification of the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012 requires the affirmative vote of the holders of a majority of the outstanding Ordinary Shares that are present in person or by proxy and entitled to vote on the proposal at the Annual Meeting.

        THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

 OTHER MATTERS

        To the knowledge of the Company, no action is to be taken on any matter not specifically referred to in this Proxy Statement at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote the shares they represent as the Board may recommend.

BY ORDER OF THE BOARD OF DIRECTORS

William Wong Chief Operating Officer

Dated: August 31, 2012

QuickLinks

UTSTARCOM HOLDINGS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS to be held September 28, 2012
YOUR VOTE IS IMPORTANT
PROPOSAL NO. 1 ELECTION OF DIRECTORS
THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS VOTING "FOR" THE NOMINEES SET FORTH HEREIN.
INFORMATION ABOUT THE COMPANY'S BOARD OF DIRECTORS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
EXECUTIVE OFFICERS
PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
OTHER MATTERS